UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 12, 2023

CHAVANT CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40621	98-1591717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

445 Park Avenue, 9th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 745-1086

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share, par value $0.0001 per share, and three-quarters of one redeemable warrant	CLAYU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	CLAY	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one ordinary share, each at an exercise price of $11.50 per share	CLAYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided puersuant to Section 13(a) of th Exchange Act.☐

Introductory Note

As previously announced, on November 15, 2022, Chavant Capital Acquisition Corp., a publicly traded special purpose acquisition company incorporated under the laws of the Cayman Islands (“Chavant”), CLAY Merger Sub II, Inc., a Delaware corporation and newly formed, wholly-owned direct subsidiary of Chavant (“Merger Sub”), and Mobix Labs, Inc., a Delaware corporation (the “Company” or “Mobix Labs”), entered into a business combination agreement (as amended, supplemented or otherwise modified, the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Mobix Labs, with Mobix Labs surviving the merger as a wholly-owned direct subsidiary of Chavant (the “Merger” and, together with the other transactions related thereto, the “Proposed Transaction”). Upon closing of the Proposed Transaction, the combined company will be named Mobix Labs, Inc. (referred to herein as “Mobix”).

In connection with the Proposed Transaction, Chavant filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended (File No. 333-271197), containing a proxy statement/prospectus, which was declared effective on November 13, 2023. On November 15, 2023, Chavant filed a definitive proxy statement/prospectus, dated November 13, 2023, with the SEC (the “Base Proxy Statement/Prospectus”). On November 30, 2023, Chavant filed Supplement No. 1, dated November 30, 2023, to the Base Proxy Statement/Prospectus with the SEC (the “First Supplement” and, together with the Base Proxy Statement/Prospectus, the “Proxy Statement/Prospectus”). On November 30, 2023, Chavant also filed with the SEC a registration statement on Form S-4 (File No. 333-275818) pursuant to General Instruction K of Form S-4 and Rule 462(b) under the Securities Act of 1933, as amended (the “462(b) Registration Statement”), for the sole purpose of registering shares of Class A Common Stock for issuance as additional merger consideration in connection with the Proposed Transaction. Capitalized terms not defined herein have their meanings defined in the Proxy Statement/Prospectus.

Item 8.01	Other Events.

Recent Developments — Minimum Cash Condition

The Proxy Statement/Prospectus is hereby supplemented with the following information:

The Business Combination Agreement includes a Minimum Cash Condition, which is described on pp. 192-193 of the Proxy Statement/Prospectus. The Minimum Cash Condition provides, among other things, that at least $30.0 million of the funds comprising the Minimum Cash Condition must be funded pursuant to the PIPE Subscription Agreement or pursuant to agreements that contain terms that are substantially identical to, or no less favorable to Mobix Labs when compared to, the terms of the PIPE Subscription Agreement (“Comparable Agreements”). If Chavant is unable to satisfy the Minimum Cash Condition such that the effective time of the Merger cannot occur prior to January 22, 2024, which is the date by which Chavant must consummate the initial business combination under its Existing Charter and the Business Combination Agreement (the “Outside Date”), Mobix Labs would be permitted to terminate the Business Combination Agreement.

As of December 12, 2023, Chavant believes that it will not be able to satisfy the Minimum Cash Condition on or around the contemplated date of the Special Meeting because ACE SO4 Holdings Limited (the “PIPE Investor”) has indicated that it does not expect to be able to provide $30.0 million in funds pursuant to the PIPE Subscription Agreement.

Mobix Labs has informed Chavant that Mobix Labs may determine to waive the Minimum Cash Condition; however, Mobix Labs is not obligated to do so, and it may choose to terminate the Business Combination Agreement if the Minimum Cash Condition is not met prior to the Outside Date.

Chavant, Mobix Labs and the PIPE Investor continue their efforts to obtain additional financing in an amount such that Mobix Labs may consider waiving the Minimum Cash Condition in its discretion. The PIPE Investor has been unable to provide assurances that it will be able to provide any funds in the near term, and it may ultimately be unsuccessful in providing any funds pursuant to the PIPE Subscription Agreement.

Supplemental Risk Factor Disclosure

In light of the supplemental disclosure provided under “—Recent Developments—Minimum Cash Condition” above, the following risk factor is added to the Proxy Statement/Prospectus under the heading “Risk Factors—Risks Related to Chavant and the Transaction—Risks Related to Our Status as a Blank Check Company,” which begins on p. 91 of the Proxy Statement/Prospecuts:

We may not be able to satisfy the Minimum Cash Condition by January 22, 2024. In the event we are unable to meet the Minimum Cash Condition by such date or seek a waiver or amendment to such condition under the Business Combination Agreement, we will be unable to consummate our initial business combination and will be forced to liquidate. Even if Mobix Labs were to agree to consummate the Transaction with less cash than initially anticipated, such lower cash amount could materially adversely affect the liquidity, business operations and growth prospects of New Mobix Labs.

As of December 12, 2023, the Company believes that it will not be able to satisfy the Minimum Cash Condition on or around the contemplated date of the Special Meeting because the PIPE Investor has indicated that it does not expect to be able to provide $30.0 million in funds pursuant to the PIPE Subscription Agreement, and the PIPE Investor may be unable to provide any funds in the near term, if at all. Mobix Labs has informed Chavant that Mobix Labs may determine to waive the Minimum Cash Condition; however, Mobix Labs is not obligated to do so, and it may choose to terminate the Business Combination Agreement if the Minimum Cash Condition is not met prior to by January 22, 2024, which is the date by which Chavant must consummate the initial business combination under its Existing Charter and the Business Combination Agreement (the “Outside Date”). The obligation of Mobix Labs to consummate the Transaction is subject to the satisfaction or waiver (where permissible) at or prior to the closing of a number of conditions, including the Minimum Cash Condition. If we are unable to satisfy the Minimum Cash Condition such that the effective time of the Merger cannot occur prior to the Outside Date, Mobix Labs would be permitted to terminate the Business Combination Agreement. If we are unable to consummate our Transaction within the time period required under our Existing Charter, we will be required to wind up, redeem and liquidate. Additionally, in the event of liquidation, there will be no distribution with respect to outstanding Warrants, and the Warrants will expire worthless.

Alternatively, if we are unable to satisfy the Minimum Cash Condition such that the effective time of the Merger cannot occur prior to the Outside Date, Mobix Labs could choose to waive or agree to modify the Minimum Cash Condition. However, Mobix Labs is not obligated to do so.

If Mobix Labs were to choose to waive the Minimum Cash Condition or agree to amend such condition to enable the Transaction to be consummated even if less than $30.0 million is funded pursuant to the PIPE Subscription Agreement as described further above, the Transaction may close even if the amount of cash available is significantly less than initially contemplated in the Proxy Statement/Prospectus. Pursuant to the Business Combination Agreement, the Minimum Cash Condition is a condition to the obligation of Mobix Labs to close the Transaction, but it is not a condition of the obligation of Chavant to close the Transaction. Consequently, if Mobix Labs determines to waive the Minimum Cash Condition and all other closing conditions have been satisfied or waived, Chavant may be obligated to close the Transaction even if the cash available to New Mobix Labs would be materially less than New Mobix Labs needs to run its ongoing operations and execute its growth strategy. If Mobix Labs were to waive the Minimum Cash Condition to enable the Transaction to close, the pro forma combined cash of New Mobix Labs would be significantly less than originally anticipated, even before giving effect to the payment of transaction costs payable on or about the closing of the Transaction. In addition, the anticipated transaction costs of Chavant and Mobix Labs in connection with the Transaction are not expected to decrease in proportion to the decrease in funding, and the great bulk of these transaction costs have already been incurred. Although Chavant and Mobix Labs would endeavor to negotiate lower transaction costs with certain of their service providers, they may not be successful in doing so. You should be aware that, upon the closing of the Transaction, there may be little, if any, cash available to fund New Mobix Labs’ ongoing operations and growth strategy. As disclosed in the Proxy Statement/Prospectus, Mobix Labs believes that there is a substantial doubt concerning its ability to continue as a going concern, and any decrease in funding under the PIPE Subscription Agreement and/or Comparable Agreements below the $30.0 million initially contemplated could further exacerbate the ability of New Mobix Labs to operate as a going concern. In any such event, New Mobix Labs could have materially less funds than previously anticipated to fund its operations and growth, which could have a material adverse effect on its liquidity, its ability to fund its day-to-day operations and execute its growth strategy, its ability to raise additional capital, and its future prospects and ability ever to achieve profitability.

Expected Adjournment of Extraordinary General Meeting

In light of the foregoing, Chavant expects that at the extraordinary general meeting (the “Special Meeting”) of its shareholders to be held to approve, among other things, the Transaction, which is scheduled to occur at 10:00 a.m., Eastern time, on December 14, 2023, the Special Meeting will be adjourned and will be reconvened at 1:00 p.m., Eastern time, on December 18, 2023 or at such other date and time determined by the Chairperson of the Special Meeting at the time of such adjournment. The Special Meeting and the reconvened Special Meeting will still be held virtually at https://www.cstproxy.com/chavantcapital/egm2023.

The Company expects to adjourn the Special Meeting in order to provide additional time for Chavant, Mobix Labs and the PIPE Investor to continue their efforts to obtain additional financing in at least an amount such that Mobix Labs may consider waiving the Minimum Cash Condition in its discretion.

Accordingly, the Company expects that the deadline for the exercise of redemption rights with respect to the Public Shares will be extended to 5:00 p.m., Eastern time, on December 14, 2023 or to such other date and time determined by the Chairperson of the Special Meeting at the time of the adjournment.

* * *

This Current Report on Form 8-K is being filed in order to, among other things, update and supplement the information in the Proxy Statement/Prospectus. The information in this Current Report on Form 8-K should be read in conjunction with the Proxy Statement/Prospectus. If there is any inconsistency between the information in the Proxy Statement/Prospectus and the information in this Current Report on Form 8-K, you should rely on the information in this Current Report on Form 8-K.

Important Information About the Proposed Transaction and Where to Find It

In connection with the Proposed Transaction, Chavant filed a registration statement on Form S-4 (File No. 333-271197) (as amended, the “Registration Statement”) with the SEC, which includes a proxy statement with respect to the shareholder meeting of Chavant to vote on the Proposed Transaction and a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Transaction. The Registration Statement was declared effective by the SEC on November 13, 2023. The definitive proxy statement/prospectus has been sent to Chavant shareholders on or after November 15, 2023. Chavant has also filed the 462(b) Registration Statement with the SEC, which became effective upon filing. Chavant also will file with the SEC other documents regarding the Proposed Transaction, including the Prospectus Supplement No. 2 filed concurrently with the filing of this current report on Form 8-K (“Prospectus Supplement No. 2”).

Before making any voting decision with respect to the Proposed Transaction, investors and security holders of Chavant are urged to read the Registration Statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Chavant’s solicitation of proxies for its shareholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available, because they will contain important information about Chavant, Mobix Labs and the Proposed Transaction.

Investors and securityholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Chavant through the website maintained by the SEC at www.sec.gov.

The documents filed by Chavant with the SEC also may be obtained free of charge at Chavant’s website at www.chavantcapital.com or upon written request to: Chavant Capital Acquisition Corp., 445 Park Avenue, 9th Floor New York, NY 10022.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS FORM 8-K, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in Solicitation

Mobix Labs and Chavant and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Chavant’s shareholders with the Proposed Transaction and the other matters set forth in the Registration Statement. Information about Chavant’s directors and executive officers is set forth in Chavant’s filings with the SEC, including Chavant’s 2022 Form 10-K and the Registration Statement. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the proxy statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

Forward-Looking Statements

This Form 8-K contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact contained in this Form 8-K, including statements regarding the benefits of the Proposed Transaction and the anticipated timing of the completion of the Proposed Transaction, the products offered by Mobix Labs and the markets in which it operates, the expected total addressable markets for the products offered by Mobix Labs, the advantages of Mobix Labs’ technology, Mobix Labs’ competitive landscape and positioning, and Mobix Labs’ growth plans, strategies and projected future results, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Chavant and its management, and Mobix Labs and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to:

•	the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Chavant’s securities;
•	the risk that the Proposed Transaction may not be completed by Chavant’s deadline for the Proposed Transaction and the potential failure to obtain an extension of the deadline for the Proposed Transaction if sought by Chavant;
•	the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Business Combination Agreement by the shareholders of Chavant and the satisfaction of the minimum cash amount following redemptions by Chavant’s public shareholders;
•	the lack of a third party valuation in determining whether or not to pursue the Proposed Transaction;
•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement;
•	the effect of the announcement or pendency of the Proposed Transaction on Mobix Labs’ business relationships, performance, and business generally;
•	risks that the Proposed Transaction disrupts current plans of Mobix Labs and potential difficulties in Mobix Labs’ employee retention as a result of the Proposed Transaction;

•	the outcome of any legal proceedings that may be instituted against Mobix Labs or against Chavant related to the Business Combination Agreement or the Proposed Transaction;
•	failure to realize the anticipated benefits of the Proposed Transaction;
•	the inability to meet and maintain the listing of Chavant’s securities (or the securities of the post-combination company) on Nasdaq;
•	the risk that the price of Chavant’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which Mobix Labs plans to operate, variations in performance across competitors, changes in laws, regulations, technologies including transition to 5G, global supply chain, U.S./China trade or national security tensions, and macro-economic and social environments affecting Mobix Labs’ business and changes in the combined capital structure;
•	the inability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities;
•	the risk that Mobix Labs is unable to successfully commercialize its semiconductor products and solutions, or experience significant delays in doing so;
•	the risk that Mobix Labs may never achieve or sustain profitability;
•	the risk that Mobix Labs will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;
•	the risk that the post-combination company experiences difficulties in managing its growth and expanding operations;
•	the risks relating to long sales cycles, concentration of customers, consolidation and vertical integration of customers, and dependence on manufacturers and channel partners;
•	the risk that Mobix Labs may not be able to consummate planned strategic acquisitions, or fully realize anticipated benefits from past or future acquisitions or investments;
•	the risk that Mobix Labs’ patent applications may not be approved or may take longer than expected, and Mobix Labs may incur substantial costs in enforcing and protecting its intellectual property;
•	inability to complete the PIPE investment in connection with the Proposed Transaction; and
•	other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Chavant’s Annual Report on Form 10-K for the year ended December, 31, 2022, which was filed with the SEC on March 31, 2023 (the “2022 Form 10-K”), as such factors may be updated from time to time in Chavant’s filings with the SEC, the Registration Statement and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Nothing in this Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Chavant nor Mobix Labs gives any assurance that either Chavant, Mobix Labs or the combined company will achieve its expected results. Neither Chavant nor Mobix Labs undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHAVANT CAPITAL ACQUISITION CORP.

Date: December 12, 2023	By:	/s/ Jiong Ma
	Name:	Jiong Ma
	Title:	Chief Executive Officer